UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Triarc Companies, Inc.
   280 Park Avenue
   New York, NY  10017
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   February 22, 2002
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   MCM Capital Group, Inc.
   MCMC
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |603,787(1)            |(I)(2)          |(1)                                            |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Common Stock Warrants (r|Immed.   |1/12/05  |Common Stock           |100,000  |$0.01     |(D)          |(3)                        |
ight to buy)            |         |         |                       |         |          |             |                           |
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Common Stock Warrants (r|Immed.   |10/31/05 |Common Stock           |21,820   |$0.01     |(I)          |(4)                        |
ight to buy)            |         |         |                       |         |          |             |                           |
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Series A Senior Cumulati|Immed.   |         |Common Stock           |1,745,660|$0.50     |(I)(2)       |(1)                        |
ve Participating Convert|         |         |                       |         |          |             |                           |
ible Preferred Stock    |         |         |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) All such shares are held by Madison West Associates Corp. ("Madison West"), a wholly-owned subsidiary of
Triarc Companies, Inc.
("Triarc").
(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3) Warrants to purchase up to 100,000 shares of Common Stock of the Issuer were granted to Triarc in January
2000 in consideration for Triarc providing a guaranty of certain indebtedness of the Issuer.
(4) Represents proportionate amount of warrants to purchase Common Stock of the Issuer that were granted to
CTW Funding, LLC ("CTW"). Madison West is a member and holds an 8.729% interest in CTW. The reporting person disclaims beneficial ownership of the remaining warrants held by CTW, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
SIGNATURE OF REPORTING PERSON
Stuart I. Rosen, SVP/AGC On behalf of Triarc Companies, Inc.
DATE
March 4, 2002